                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                       Incara Pharmaceuticals Corporation
           ---------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
           --------------------------------------------------------------
                         (Title of Class of Securities)


                                    45324E103
           --------------------------------------------------------------
                                 (CUSIP Numbers)


                                December 31, 2001
           --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]  Rule 13d-1(b)
         [_]  Rule 13d-1(c)
         [X] Rule 13d-1(d)

__________________________
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Lola M. Reid

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            427,986

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             151,812

                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             427,986

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          151,812

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      579,798

------------------------------------------------------------------------------

      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      4.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

Item 1(a)     Name of Issuer

              Incara Pharmaceuticals Corporation

Item 1(b)     Address of Issuer's Principal Executive Offices

              79 T.W. Alexander Dr., 4401 Research Commons, Suite 200, P.O. Box 14287,
              Research Triangle Park, NC 27709-4287

Item 2(a)     Name of Person Filing

              Lola M. Reid

Item 2(b)     Address of Principal Business Office, or, if None, Residence

              79 T.W. Alexander Dr., 4401 Research Commons, Suite 200, P.O. Box 14287,
              Research Triangle Park, NC 27709-4287

Item 2(c)     Citizenship

              United States

Item 2(d)     Title of Class of Securities

              Common Stock

Item 2(e)     CUSIP Number

              45324E103

Item 3.       Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

              Not Applicable

Item 4.       Ownership

              (a) As of December 31, 2001, Dr. Reid beneficially owned an aggregate of 579,798 shares of the Issuer's Common Stock which includes (i) 316,786 shares owned by Dr. Reid, (ii) 134,104 shares owned by Dr. Reid's husband, (iii) 110,000 shares issuable upon exercise of options held by Dr. Reid,
                   (iv) 17,708 shares issuable upon exercise of options held by Dr. Reid's husband and (v) 1,200 shares issuable upon exercise of warrants held by Dr. Reid. Dr. Reid disclaims beneficial ownership of the shares held by her husband.

         (b) Percent of class:

             4.5%. This final Schedule 13G is being filed because the ownership has decreased to less than 5% due to the issuance of additional shares of common stock by Incara Pharmaceuticals.

         (c) Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote: 427,986
             (ii)  Shared power to vote or to direct the vote: 151,812
             (iii) Sole power to dispose or to direct the disposition of:
                   427,986
             (iv)  Shared power to dispose or to direct the disposition of:
                   151,812

Item 5.  Ownership of Five Percent or Less of a Class

             Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

             Not Applicable

Item 8.  Identification and Classification of Members of the Group

             Not Applicable

Item 9.  Notice of Dissolution of Group

             Not Applicable

Item 10. Certification

             Not Applicable

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2002
----------------
Date

/s/ Lola M. Reid
----------------
Lola M. Reid